August 29, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12B Filed August 19, 2019
           File No. 001-38900

Dear Mr. Walker:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12B

Adjusted EBITDAR, page 131

1. Please disclose your rationale for presenting Combined Adjusted EBITDAR for both the most recent interim period and fiscal year, similar to what you told us in your response to comment 1.
2. We note that in addition to "Segment EBITDAR from Operations," you intend to present
      "Adjusted Segment EBITDAR from Operations" and that you believe it would also be considered a GAAP measure. Please explain. Additional segment profit or loss measures that are not calculated in accordance with GAAP may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation
      G and Item 10(e) of Regulation S-K. Please consider Question 100.01 of the Non-GAAP
      Compliance and Disclosure Interpretations, provide us with your proposed disclosures of
 Daniel H. Walker
Pennant Group, Inc.
August 29, 2019
Page 2
      "Adjusted Segment EBITDAR from Operations," and tell us how you think these measures would comply with the applicable rules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameDaniel H. Walker
                                                           Division of
Corporation Finance
Comapany NamePennant Group, Inc.
                                                           Office of
Telecommunications
August 29, 2019 Page 2
cc:       Christian O. Nagler
FirstName LastName